UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes    ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated February 16, 2007

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: February 16, 2007		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated February 16, 2007

4

Exhibit 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

Investor Contact:
Integrated Corporate Relations
Allison Malkin
(203) 682-8225

BIRKS & MAYORS REPORTS RECORD THIRD QUARTER RESULTS

Third Quarter Net Income Increases 24.6% to $19.6 million

Company Introduces Fiscal 2007 Net Income Guidance of $8.5 million to $9.5 million

Montreal, Quebec. February 16, 2007 /BUSINESS WIRE/ – Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 67 luxury jewelry stores across Canada, Florida and Georgia, reported results for the thirteen weeks ended December 30, 2006 (“Third Quarter”). The Company noted that its current fiscal year, ending March 31, 2007 (“Fiscal 2007”) represents a 53-week period and compares to a 52-week period in Fiscal 2006. As a result, the first nine months of Fiscal 2007 include 40 weeks versus the first nine months of the fiscal year ended March 25, 2006 (“Fiscal 2006”) that included 39 weeks.

Third Quarter Highlights:

•	Net sales increased 4.3% to $114.7 million, from $110.0 million in the prior year period;

•	Comparable store sales increased 3%, as compared to a 14% increase in the prior year period;

•	Gross margin rose 130 basis points to 50.2% of net sales;

•	Operating income increased 21.6% to $22.3 million, or 19.4% of net sales from $18.3 million, or 16.7% of net sales in the prior year period; and

•	Net income increased 24.6% to $19.6 million, as compared to net income of $15.7 million in the prior year period.

Thomas A. Andruskevich, President and Chief Executive Officer stated: “Our record Third Quarter results can be attributed to our ongoing ability to provide clients with distinctive and desirable high-quality jewelry and timepieces. We were delighted by the performance of our Canadian stores during the third quarter season with comparable store sales increasing 8%. In the U.S., we mitigated the negative traffic trend in Florida through successfully executing our marketing, retail, and merchandising initiatives focused on personalized client service and the continued emphasis on product assortments at higher price points.”

Nine Month Highlights:

•	Net sales increased 8.9% to $237.8 million, from $218.3 million in the prior year period; excluding one extra week in the first forty weeks of Fiscal 2007, net sales increased by approximately 7%;

•	Comparable store sales increased 4%, as compared to an 11% increase in the prior year period;

•	Gross margin expanded by 120 basis points to 49.1% of net sales;

•	Operating income increased 24.3% to $22.7 million, or 9.6% of net sales, as compared to $18.3 million, or 8.4% of net sales in the prior year period; and

•	Net income increased 30.7% to $15.0 million, as compared to net income of $11.5 million in the prior year period.

Third Quarter Fiscal 2007 Results

For the thirteen weeks ended December 30, 2006, net sales increased 4.3%, or $4.7 million to $114.7 million, as compared to $110.0 million for the thirteen weeks ended December 24, 2005. Comparable store sales increased 3%, following a 14% rise during the same period last year, due to the successful execution of the Company’s marketing and merchandising strategies, which included increasing sales of higher price point product offerings and enhancing brand awareness. Comparable store sales in the Company’s Canadian markets increased 8%, driven primarily by an increase in average unit retail, while comparable store sales in the Company’s U.S. markets declined 1% despite an increase in average unit retail, due to a decline in traffic compared to the third quarter of Fiscal 2006. Also contributing to the increase in Third Quarter Fiscal 2007 net sales was approximately $1.1 million due to the translation of the Canadian operations into U.S. Dollars at higher exchange rates due to the strengthening of the Canadian Dollar.

Gross margin increased to 50.2% of net sales from 48.9% of net sales in the prior year period, representing a 130 basis-point improvement. Gross profit dollars increased $3.8 million to $57.6 million from $53.8 million in the prior year period. The improvement in gross margin resulted from the ongoing execution of the Company’s retail and merchandising strategies which include increasing sales of higher margin merchandise and products that are designed and manufactured or sourced directly by the Company.

Selling, general and administrative expenses (“SG&A”) were $33.9 million, or 29.6% of net sales, as compared to $34.0 million, or 30.9% of net sales in the prior year third quarter. Included in SG&A for the Third Quarter this year was an expense of $171,000 associated with the closing of one of the Company’s Canadian stores. Also, included in SG&A was $45,000 in non-cash compensation expense, which compares to non-cash compensation expense of $710,000 in the third quarter last year.

EBITDA was $23.7 million, as compared to $19.8 million in the prior year third quarter, an improvement of $3.9 million, or 19.8%. The improvement in EBITDA during the Third Quarter resulted primarily from the increase in net sales, gross margin expansion and leverage on SG&A.

Net income rose 24.6% to $19.6 million, or $1.65 per diluted share on 11,829,000 shares outstanding, as compared to net income of $15.7 million, or $1.50 per diluted share in the third quarter last year.

The following chart reconciles the Company’s net income to EBITDA:

	($ in thousands)
	Third Quarter 2007	Third Quarter 2006
Net income	$19,552	$15,694
Interest expense and other financial costs	2,574	2,591
Depreciation and amortization	1,422	1,455
Income taxes	155	40

EBITDA	$23,703	$19,780

Nine-Month Fiscal 2007 Results

Net sales increased 8.9%, or $19.5 million to $237.8 million, as compared to $218.3 million for the nine months ended December 24, 2005. The Company estimates that the extra week in the first nine months of Fiscal 2007 increased net sales by approximately $4.3 million, as compared to the same period in the prior year. Comparable store sales increased 4%, driven primarily by higher average unit retail. Comparable store sales in the Company’s Canadian markets increased 7%, while comparable store sales in the Company’s U.S. markets grew 2%. Also, contributing to the increase in the first nine months of Fiscal 2007 net sales was approximately $5.6 million due to the translation of the Canadian operations into U.S. Dollars at higher exchange rates due to the strengthening of the Canadian Dollar.

EBITDA was $27.7 million for the first nine months of Fiscal 2007, as compared to $22.3 million for the comparable period in Fiscal 2006, an improvement of $5.4 million, or 24.3%. The improvement in EBITDA during the current period resulted primarily from increased net sales, gross margin expansion and leverage on SG&A.

Net income was $15.0 million, or $1.28 per diluted share on 11,754,000 diluted shares outstanding for the first nine months of Fiscal 2007, as compared to net income of $11.5 million or $1.18 per diluted share for the first nine months of Fiscal 2006.

The following chart reconciles the Company’s net income to EBITDA:

	($ in thousands)
	Nine Months Fiscal 2007	Nine Months Fiscal 2006
Net income	$15,042	$11,511
Interest expense and other financial costs	7,547	6,754
Depreciation and amortization	4,968	3,991
Income taxes	155	40

EBITDA	$27,712	$22,296

To supplement the Company’s unaudited condensed consolidated financial statements presented in accordance with generally accepted accounting principles (GAAP), the Company provides EBITDA, which is a non-GAAP financial measure. EBITDA is defined as net income plus the provision for income taxes, interest expense, and depreciation and amortization as presented in the Company’s unaudited condensed consolidated statement of operations. EBITDA should not be considered as an alternative to operating income or net income (as determined in accordance with GAAP) as a measure of the Company’s operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with GAAP) as a measure of our ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to capital structure, depreciation and amortization or non-operating factors (such as historical cost). Accordingly, as a result of the Company’s capital structure, the Company believes EBITDA is a relevant measure. This information has been disclosed here to permit a more complete comparative analysis of the Company’s operating performance relative to other companies and of its debt servicing ability.

Inventory totaled $166.2 million at December 30, 2006, as compared to $145.6 million at December 24, 2005. This $20.6 million increase is attributable to the Company’s internalization strategies which result in higher levels of inventory as more products are made internally, additional inventory related to the opening of a new store in Florida during the quarter, the decision to maintain higher levels of core inventory items in timepieces and bridal jewelry and additional inventory related to the Company’s holiday sales results in the U.S. being lower than expected.

Guidance

The Company is introducing net sales and earnings guidance for the full year of Fiscal 2007. The Company currently expects Fiscal 2007 net sales in the range of $291.0 million to $294.0 million, as compared to actual Fiscal 2006 net sales of $274.3 million.

The Company currently expects the full year of Fiscal 2007 net income to be in the range of $8.5 million to $9.5 million, or a 58% increase over the prior year’s net income of $5.7 million at the midpoint of the estimated range.

The luxury retail market continues to be very competitive and could negatively impact our results. In addition, factors such as: rising interest rates, tourism and mall traffic, the impact of changes in the real estate markets, (especially in the state of Florida), the equity markets, the general level of consumer confidence, and commodity prices may have an influence on the realization of the Company’s sales and net income plans for Fiscal 2007.

Conference Call Information

A conference call to discuss Third Quarter results is scheduled for today, February 16, 2007 at 9:00 a.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial (800) 936-9754, or for all other international callers (973) 935-2048 approximately ten minutes prior to the start of the call. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until February 23, 2007 and can be accessed by dialing (877) 519-4471 and entering pin number 8380575.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of January 31, 2007, the Company operated 38 stores (Birks Brand) across most major metropolitan markets in Canada and 29 stores (Mayors Brand) across Florida and Georgia. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning expectations for continued sales growth, success of the Company’s merchandising, marketing and retail initiatives, continued growth in net income, earnings and improvement in gross margins, and the net sales and earnings guidance for Fiscal 2007. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet its earnings estimates. These risks and uncertainties include, but are not limited to, rising interest rates, tourism and mall traffic, the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets, consumer confidence, increases in commodity prices, the Company’s ability to maintain sales growth throughout the remainder of the fiscal year, the ability of the Company to maintain strong growth in net income, the Company’s ability to keep costs low, the Company’s ability to implement its business strategy, the Company’s ability to maintain relationships with its primary vendors, the Company’s ability to limit its exposure to currency exchange risk and fluctuations in the availability and prices of the Company’s merchandise, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 19, 2006. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS—UNAUDITED

(In thousands, except per share amounts)

	Thirteen Weeks Ended December 30, 2006	Thirteen Weeks Ended December 24, 2005
Net sales	$114,747	$110,025
Cost of sales	57,126	56,199

Gross profit	57,621	53,826

Selling, general and administrative expenses	33,918	34,046
Depreciation and amortization	1,422	1,455

Total operating expenses	35,340	35,501

Operating income	22,281	18,325

Interest and other financial costs	2,574	2,591

Income before income taxes	19,707	15,734
Income taxes	155	40

Net income	$19,552	$15,694

Weighted average shares outstanding:
Basic	11,210	9,011
Diluted	11,829	10,488

Earnings per share:
Basic	$1.74	$1.74
Diluted	$1.65	$1.50

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS—UNAUDITED

(In thousands, except per share amounts)

	Forty Weeks Ended December 30, 2006	Thirty-nine Weeks Ended December 24, 2005
Net sales	$237,810	$218,282
Cost of sales	120,971	113,772

Gross profit	116,839	104,510

Selling, general and administrative expenses	89,127	82,214
Depreciation and amortization	4,968	3,991

Total operating expenses	94,095	86,205

Operating income	22,744	18,305

Interest and other financial costs	7,547	6,754

Income before income taxes	15,197	11,551
Income taxes	155	40

Net income	$15,042	$11,511

Weighted average shares outstanding:
Basic	11,209	7,867
Diluted	11,754	9,896

Earnings per share:
Basic	$1.34	$1.46
Diluted	$1.28	$1.18

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET—UNAUDITED

(In thousands)

	December 30, 2006	December 24, 2005

ASSETS
Current Assets:
Cash and cash equivalents	$3,087	$14,139
Accounts receivable	14,848	13,564
Inventories	166,247	145,599
Other current assets	4,918	5,295

Total current assets	189,100	178,597

Property and equipment	33,931	32,702
Goodwill and other intangible assets	30,090	30,001
Other assets	1,336	973

Total non-current assets	65,357	63,676

Total assets	$254,457	$242,273

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness	$83,684	$80,025
Accounts payable	52,281	50,069
Accrued liabilities	14,443	14,854
Current portion of long-term debt	1,714	2,605

Total current liabilities	152,122	147,553

Long-term debt	16,516	17,411
Other long-term liabilities	3,441	4,382

Total long-term liabilities	19,957	21,793

Stockholders’ Equity:
Common stock	60,455	60,446
Additional paid-in capital	16,038	15,671
Retained earnings (accumulated deficit)	6,994	(2,249)
Accumulated other comprehensive loss	(1,109)	(941)

Total stockholders’ equity	82,378	72,927

Total liabilities and stockholders’ equity	$254,457	$242,273